Exhibit 99.1

Reitar to Explore Next-generation Logistics Solutions at ESR’s Kwai Chung Development

HONG KONG, September 8, 2026 — Reitar Logtech Holdings Limited (Nasdaq: RITR, "Reitar" or the "Company") today announced that it has entered into a memorandum of understanding ("MOU") with ESR Group Limited ("ESR"), a leading Asia-Pacific real asset manager focused on logistics real estate and data centres, to explore smart logistics solutions for ESR's upcoming Kwai Chung Logistics Centre, a modern logistics development of approximately 150,000 square meters in Hong Kong.

Through the “Property + Logistics Technology” (“PLT”) framework, the parties intend to explore potential collaboration in logistics ecosystem development, technology applications, and the integration of relevant cold-chain capabilities.

Located within Hong Kong’s core logistics district, ESR Kwai Chung Logistics Centre benefits from proximity to Hong Kong International Airport, major container terminals, and key transport corridors connecting Hong Kong and Mainland China. The project is designed to support a range of logistics and distribution activities serving local, regional, and cross-border supply chains.

Under the MOU, the parties intend for Reitar to be appointed as the Strategic Ecosystem Partner for the project, subject to confirmation in a definitive agreement. In this capacity, Reitar is expected to support strategic ecosystem development and resource-integration initiatives, drawing on its cross-regional ecosystem network, proprietary PLT platform, AI-driven logistics management capabilities, smart warehousing and automation technologies, and cold-chain expertise.

The parties intend to explore Reitar's role in areas such as the referral and curation of quality customers and industry partners, the exploratory deployment of its PLT platform and smart logistics solutions, and operational integration, together with connections to its cross-regional cold-chain network. Reitar may also provide input on space planning, strategic configuration and lease-term structures. In addition, the parties intend to explore joint marketing and branding initiatives, sustainable logistics development, and the application of low-carbon and smart-energy solutions, with a view to contributing to long-term value creation for the project and its stakeholders.

The MOU is non-binding in nature and does not constitute a definitive agreement between the parties. There can be no assurance that Reitar will be appointed as the Strategic Ecosystem Partner for the project, that a definitive agreement will be entered into, or that any of the collaboration opportunities described herein will be implemented, on the terms described in this press release or at all.

Mr. John Chan, Chairman and Chief Executive Officer of Reitar Logtech, said:

"We are pleased to execute this MOU with ESR. By combining Reitar's PLT framework and technology capabilities with ESR's premier logistics asset, ESR Kwai Chung Logistics Centre, we look forward to exploring synergies and supporting the ecosystem framework for the facility as outlined in our MOU."

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "will," "expect," "aim," "believe," "intend" and "plan." These statements are based on management's current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Reitar Logtech Holdings Limited undertakes no obligation to publicly update or revise any forward-looking statements.

About Reitar Logtech Holdings Limited (Nasdaq:RITR)

Reitar Logtech was listed on Nasdaq in 2024, and is Asia's first integrated industrial solutions provider focused on Property + Logistics Technology ("PLT"). As a pioneer in industry innovation, the group remains focused on the full lifecycle management of logistics assets and technology-driven value creation, establishing an integrated platform that encompasses investment development, operational management, and intelligent upgrades. Reitar drives 'asset value enhancement' and 'technology application scenarios' simultaneously, innovatively integrating intelligent warehousing systems, IoT devices, and data analytics platforms. This effectively achieves synergistic growth in operational efficiency and economic benefits for clients' assets, promoting the efficient allocation of resources across the logistics industry chain and cross-industry integration.

About ESR

ESR is a leading Asia-Pacific real asset manager focused on logistics real estate and data centres. Through its integrated real asset fund management and development platform, ESR provides modern logistics space solutions to customers across Australia and New Zealand, Japan, South Korea, Greater China, Southeast Asia and India, with a presence in Europe.

Media Enquiries:

A.R.E. CommTech Limited

Ms. Crystal Yip

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Ms. Chelsie Tam

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Email: chelsietam@arecommtech.com